
02040594

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E. 6-3-02

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


JUN 07

For the month of June 2002

CLP Holdings Limited
(Registrant's name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant's principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_______

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Form AR1 – Annual Return, which was filed with Hong Kong Companies Registry on 5 June 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By: 
Name: April Chan
Title: Deputy Company Secretary

Date: 5 June 2002



Companies Registry
公司註冊處

Certified true COPY and correct copy

For and on behalf of
CLP Holdings Limited
中電控股有限公司

April Chan
Deputy Company Secretary

Form 表格 AR1

Annual Return 周年申報表

Company Number 公司編號

627771

1 Company Name 公司名稱

CLP Holdings Limited
中電控股有限公司

(Note 註 2) **2 Business Name 商業名稱**

CLP Holdings 中電控股

3 Type of Company 公司的類別 *Please tick appropriate box 請在適當空格內加 ✓ 號*

☐ Private 私人 ☑ Others 其他 - Listed

(Note 註 3) **4 Address of Registered Office 註冊辦事處地址**

147 Argyle Street, Kowloon, Hong Kong

(Note 註 4) **5 Date of Return 本申報表日期**

25	04	2002
DD 日	MM 月	YYYY 年

which is 該日期爲


☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期


☐ Anniversary Date of Incorporation 成立爲法團周年日期
Please tick appropriate box 請在適當空格內加 ✓ 號

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

Nil

Presentor's Name and Address
提交人的姓名及地址

April Chan
147 Argyle Street,
Kowloon,
Hong Kong.

For Offici
請勿填寫本

Your Receipt
Companies Registry
H.K.

05/06/2002	EE397685
CR No. :	-627771-
Sh. Form :	AR1L
27	$140.00
TOTAL(CHQ)	$140.00

Annual Return
周年申報表

Date of Return 本申報表日期

25	04	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

627771

(Note 註 5) **7 Share Capital** 股本 (As at the date of this Return 截至本申報表日期)

	Authorised Share Capital 法定股本	Issued Share Capital 已發行股本		
Class of Shares 股份類別	Total Nominal Value 總面值	No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價)
Ordinary	HKD15,000,000,000	2,408,245,900	HKD12,041,229,500	HKD12,041,229,500
Total 總值	HKD15,000,000,000	2,408,245,900	HKD12,041,229,500	HKD12,041,229,500

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
Ordinary	A total of 89,226,500 shares of HK$5.00 each were repurchased on the Stock Exchange during the period from September 2001 to January 2002 and cancelled. As a result, the number of shares in issue immediately following the share repurchases has been reduced from 2,497,472,400 to 2,408,245,900.

(Note 註 6) **8 Past and Present Members** 過去及現在的成員 *Please tick appropriate box 請在適當空格內加 ✓ 號*

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________ .
由遞交______年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ______ .
於申報表日期的成員數目是 ______ 人。

Annual Return
周年申報表

Date of Return 本申報表日期		
25	04	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 627771

(Note 註 7) **9 Secretary 秘書** *(Use Continuation Sheet A if joint secretaries 如屬聯名秘書，請用續頁A填寫)*

Name 姓名

Surname 姓氏	Other names 名字
Greenwood	Peter William

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 3/F., Seacliff, 19D Repulse Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K110726(7)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

(Note 註 7) **10 Directors 董事** *(Use Continuation Sheet B if more than 3 directors 如超過三名董事，請用續頁B填寫)*

1 Name 姓名

Surname 姓氏	Other names 名字
Kadoorie	Michael David

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: No. 68 Deep Water Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XA044907(2)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身分 * [√] Director 董事 [ ] Alternate Director to 替代董事 -

Please tick the relevant box(es) 請在有關空格內加 ✓ 號

Annual Return
周年申報表

Date of Return 本申報表日期

25	04	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

627771

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

Mocatta	William Elkin
Surname 姓氏	Other names 名字
-	-
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

79 Kadoorie Avenue, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

XD456022(7)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事 [ ]

3 Name 姓名

Dickson Leach	James Seymour
Surname 姓氏	Other names 名字
-	-
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

14A Headland Road, Repulse Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

XD115373(6)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事 [ ]

**Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Annual Return
周年申報表

Date of Return 本申報表日期

25	04	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

627771

(Note 註 8) **11 Registers** 登記冊 Address where the company's registers are kept (if not the same address as in Section 4)
公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
Register of Members	19/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

(Note 註 9) **12 Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

1	1	2001	To 至	31	12	2001
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

(Note 註 10) **13 Certificate** 證明

(a) I certify that the information given in this Return (including 11 pages of Continuation Sheets and 6 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ____ 張續頁及 ____ 份附表）真確無訛。

~~*(b) I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
*僅與私人公司有關。如不適用，請刪去。

Signed 簽名：



(Name 姓名)： (Peter William Greenwood) Date 日期： 3 June 2002

~~Director 董事~~ / Secretary 秘書 *

Delete whichever does not apply 請刪去不適用者



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet A 續頁A)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
25	04	2002

Company Number 公司編號: 627771

Details of Joint Secretaries (Section 9 of main form) 聯名秘書詳情（表格第9項）

1 Name 姓名

Surname 姓氏	Other names 名字
Chan 陳姚	Wai Yee April 慧兒 (Deputy Company Secretary)

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Duplex 8, 8 & 9/F., Dynasty Villa 11, Dynasty Heights, 2 Yin Ping Road, Beacon Hill, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D151704(0)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

2 Name 姓名

Surname 姓氏	Other names 名字
-	-

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: -

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-



Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

25	04	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 627771

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
Brandler	Andrew Clifford Winawer

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Unit G, No. 9 Headland Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P888364(9)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事 [ ]

2 Name 姓名

Surname 姓氏	Other names 名字
Chung 鍾	Sze Yuen 士元

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: House 25, Bella Vista, Silver Terrace Road, Clearwater Bay, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
B047145(9)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事 [ ]

**Please tick the relevant box(es)* 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
25	04	2002

Company Number 公司編號: 627771

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
McAulay	Ronald James

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 38 Island Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XA161634(7)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Fung 馮	Kwok Lun William 國綸

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 30 A & B, The Harbourview, 11 Magazine Gap Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A847419(5)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事

*Please tick the relevant box(es) 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
25	04	2002

Company Number 公司編號: 627771

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
Leigh	John Andrew Harry

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Apartment N, 11/F., Block A5, Scenic Villas, 2-28 Scenic Villa Drive, Pokfulam, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XD688813(0)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * [√] Director 董事 [ ] Alternate Director 替代董事 to ______

2 Name 姓名

Surname 姓氏	Other names 名字
Moore	Vernon Francis

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat 1B, Heng Fa Villa, No. 100, Shing Tai Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XD596674(A)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * [√] Director 董事 [ ] Alternate Director 替代董事 to ______

*Please tick the relevant box(es) 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

25	04	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 627771

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Bischof	Rudolf
Surname 姓氏	Other names 名字
-	-
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: 12B Century Tower I, 1 Tregunter Path, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

XD096529(A)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事

2 Name 姓名

Goldmann	Stephen Frederick
Surname 姓氏	Other names 名字
-	-
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: Apartment 23A, The Harbourview, 11 Magazine Gap Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

P881274(1)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事

*Please tick the relevant box(es) 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期		
25	04	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: **627771**

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
Boyce	Ian Duncan

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: House 2, 13 Headland Road, Repulse Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K222486(0)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事 ______

2 Name 姓名

Surname 姓氏	Other names 名字
Tse 謝	Pak Wing Peter 伯榮

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat G, 22/F., Block 1, The Majestic Park, 11 Farm Road, Ma Tau Wai, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A941766(7)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事 ______

**Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

25	04	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 627771

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
Loh 陸	Chung Hon Hansen 鍾漢

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 21B Monte Verde, 41 Repulse Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A498024(A)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Kan 簡	Man Lok Paul 文樂

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: The Penthouse, Tower 1, Regent on the Park, 9A Kennedy Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A616430(A)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事

Please tick the relevant box(es) 請在有關空格內加 ✓ 號



Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return 周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

25	04	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 627771

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
Greenwood	Peter William

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 3/F., Seacliff, 19D Repulse Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K110726(7)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 *: [√] Director 董事 [ ] Alternate Director to 替代董事:

2 Name 姓名

Surname 姓氏	Other names 名字
Dickson Leach	James Seymour

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 14A Headland Road, Repulse Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XD115373(6)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 *: [ ] Director 董事 [√] Alternate Director to 替代董事: Michael David Kadoorie

*Please tick the relevant box(es) 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

25	04	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

627771

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Boyce	Ian Duncan
Surname 姓氏	Other names 名字
-	-
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: House 2, 13 Headland Road, Repulse Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

K222486(0)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份 *: ☐ Director 董事 ☑ Alternate Director to 替代董事: William Elkin Mocatta

2 Name 姓名

Mocatta	William Elkin
Surname 姓氏	Other names 名字
-	-
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: 79 Kadoorie Avenue, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

XD456022(7)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份 *: ☐ Director 董事 ☑ Alternate Director to 替代董事: James Seymour Dickson Leach

**Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
25	04	2002

Company Number 公司編號: 627771

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
Boyce	Ian Duncan

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: House 2, 13 Headland Road, Repulse Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K222486(0)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * ☐ Director 董事 ☑ Alternate Director to 替代董事: Ronald James McAulay

2 Name 姓名

Surname 姓氏	Other names 名字
Greenwood	Peter William

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 3/F., Seacliff, 19D Repulse Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K110726(7)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * ☐ Director 董事 ☑ Alternate Director to 替代董事: John Andrew Harry Leigh

*Please tick the relevant box(es) 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
25	04	2002

Company Number 公司編號: **627771**

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
Leigh	John Andrew Harry

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Apartment N, 11/F., Block A5, Scenic Villas, 2-28 Scenic Villa Drive, Pokfulam, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XD688813(0)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * ☐ Director 董事 ☑ Alternate Director to 替代董事: Rudolf Bischof

2 Name 姓名

Surname 姓氏	Other names 名字
Ryerkerk	Lori Jo

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Tower 2, 19A Dynasty Court, 23 Old Peak Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
R026587(9)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * ☐ Director 董事 ☑ Alternate Director to 替代董事: Stephen Frederick Goldmann

Please tick the relevant box(es) 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Schedule 1 附表一)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
25	04	2002

Company Number 公司編號

627771

Details of Members 成員詳情

(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第7項)

Share Class 股份類別 **Ordinary**

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註1)	Transferred 轉讓 (Note 2 註2) Number 數目	Date 日期	
		2,497,472,400			Shares Issued
		(89,226,500)			All of the 89,226,500 shares repurchased by the Company during the reporting period had been cancelled.
	Total 總數	2,408,245,900	(See attached shareholders' list in the format of CD-ROM)		

(Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
   每類別股份的「現時持有量」總數必須與申報表第7項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
   應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。

Schedule 2

CLP HOLDINGS LIMITED
中電控股有限公司

Pursuant to Section 128(5) of the Companies Ordinance, details of subsidiary companies (including jointly controlled entities) of CLP Holdings Limited 中電控股有限公司 (the "Company") as at 31 December 2001 annexed to the Company's Annual Return made up to the date of the Company's Annual General Meeting on 25 April 2002 are as follows :

NAME	ISSUED SHARE CAPITAL	PERCENTAGE OF ISSUED CAPITAL HELD		COUNTRY OF INCORPORATION/ OPERATION	PRINCIPAL ACTIVITY
		DIRECT	INDIRECT		
Auspower Holdings Pty Limited	10,000,000 shares of AUD1 each	-	73.6	Australia	Investment Holding
Bonpower Limited	1 share of US$1	-	83	British Virgin Islands/ Chinese mainland	Investment Holding
Central China Power Investment Company Limited 華中電力投資有限公司	2 shares of HK$1 each	-	100	Hong Kong/ Chinese mainland	Investment Holding
China Energy Investment Company Limited 中電投資有限公司	50,000 shares of HK$1,000 each	-	100	Hong Kong/ Chinese mainland	Investment Holding
China Light & Power Holdings Limited (中華電力集團有限公司)	2 shares of HK$1 each	-	100	Hong Kong	Dormant
China Light & Power (Australia) Limited	1 share of US$1 each	-	100	British Virgin Islands/ International	Investment Holding
China Light & Power (Malaysia) Sdn Bhd	2 shares of RM$1 each	-	100	Malaysia/ International	Investment Holding
China Light & Power Company, Limited	2 shares of HK$1 each	-	100	Hong Kong	Dormant
China Light (Mauritius) Limited	20 shares of US$100 each	-	100	Mauritius/ International	Investment Holding
Claret Company Limited	2 shares of HK$1 each	-	100	Hong Kong	Property Development
CLP Centenary Scholarship Limited	1 share of US$1 each	100	-	British Virgin Islands/ Hong Kong	Provision of Scholarship
CLP DataStorage Limited 中電數存有限公司	10,000,000 shares of HK$1 each	-	100	Hong Kong	Data Storage
CLP E-Commerce Limited 中電電子商貿有限公司	2 shares of HK$10 each	100	-	Hong Kong	Dormant
CLP Engineering Limited 中電工程有限公司	260 shares of HK$10,000 each	100	-	Hong Kong/ International	Consultancy Services
CLP Enterprises Limited	1 share of US$1	100	-	British Virgin Islands/ International	Investment Holding

NAME	ISSUED SHARE CAPITAL	PERCENTAGE OF ISSUED CAPITAL HELD DIRECT	INDIRECT	COUNTRY OF INCORPORATION/ OPERATION	PRINCIPAL ACTIVITY
CLP (Generation Services) Ltd.	1 share of US$1 each	-	100	British Virgin Islands/ International	Consultancy Services
CLP Hydro Power Limited	1 share of US$1	-	100	BritishVirgin Islands/ Chinese mainland	Investment Holding
CLP IT Solutions Limited	1 share of US$1 each	-	100	Cayman Islands/ International	IT Solution Services
CLP Power (Thailand) Limited	100,000 shares of BAH1 each	-	100	Thailand	Trade and Investment Support Office
CLP Power Australia Pty Ltd	1 share of AUD1 each	-	100	Australia	Investment Holding
CLP Power China (Anshun) Limited (formerly known as Clear Developments Limited)	1 share of US$1	-	100	British Virgin Islands/ Chinese mainland	Investment Holding
CLP Power China (Beijing) Limited	1 share of US$1	-	100	British Virgin Islands/ Chinese mainland	Investment Holding
CLP Power China (Shenmu) Limited	1 share of US$1	-	100	British Virgin Islands/ Chinese mainland	Investment Holding
CLP Power China (Tianjin) Limited	1 share of US$1	-	100	British Virgin Islands/ Chinese mainland	Investment Holding
CLP Power China Limited	192,000,000 shares of US$1 each	100	-	British Virgin Islands/ Chinese mainland	Investment Holding
CLP Power China Development Limited	1 share of US$1	-	100	British Virgin Islands/ Chinese mainland	Investment Holding
CLP Power Hong Kong Financing Limited	1 share of US$1 each	-	100	British Virgin Islands/ Hong Kong	Debt Securities Issuance
CLP Power Hong Kong Limited 中華電力有限公司	2,488,320,000 shares of HK$5 each	100	-	Hong Kong	Supply of electricity
CLP Power International Limited	192,000 shares of US$1,000 each	100	-	British Virgin Islands/ International	Investment Holding
CLP Power International Projects Limited	1 share of US$1 each	-	100	British Virgin Islands/ International	Investment Holding
CLP Power Projects (China) Limited	1 share of US$1	-	100	British Virgin Islands/ Chinese mainland	Investment Holding
CLP Power Projects (Malaysia) Limited	2 shares of US$1 each	-	100	British Virgin Islands/ International	Investment Holding

NAME	ISSUED SHARE CAPITAL	PERCENTAGE OF ISSUED CAPITAL HELD DIRECT	INDIRECT	COUNTRY OF INCORPORATION/ OPERATION	PRINCIPAL ACTIVITY
CLP Power Projects (Thailand) Limited	50,000 shares of US$1 each	-	100	British Virgin Islands/ International	Investment Holding
CLP Power Projects (Yallourn) B.V.	40,000 shares of NLG1 each	-	80	Netherlands/ International	Investment Holding
CLP Power Projects (Yallourn) Holding B.V.	150,010 ordinary shares of NLG1 each and 40,000 preference shares of NLG1 each	-	80	Netherlands/ International	Investment Holding
CLP Power Projects (Yallourn) Pty Ltd	100 shares of AUD1 each	-	80	Australia	Investment Holding
CLP Power Projects II	2 shares of US$1 each	-	100	Mauritius/ International	Investment Holding
CLP Power Southeast Asia Limited	70,000 share of US$1 each	-	100	British Virgin Islands/ International	Investment Holding
CLP Powergen Funding Limited	50,000 shares of US$1 each	-	80	British Virgin Islands/ International	Investment Holding
CLP Powergen Sdn Bhd	Class A: 600,273,726 ordinary shares of RM1 each	-	100	Malaysia/ International	Investment Holding
	Class B: 150,068,431 ordinary shares of RM1 each	-	-		
CLP Powergen Southeast Asia Limited	10,000 shares of HK$1 each	-	80	Hong Kong/ International	Investment Holding
CLP Properties Limited 中電地產有限公司	15,000,000 shares of HK$10 each	100	-	Hong Kong	Property Investment Holding
CLP Property Services Limited 中電物業服務有限公司	10,000 shares of HK$1 each	-	100	Hong Kong	Property Management
CLP Research Institute (HK) Limited 中電科技研究院(香港)有限公司	2 shares of HK$1 each	-	100	Hong Kong	Research and Development
CLP Research Institute Limited	1 share of US$1	100	-	British Virgin Islands/ International	Research and Development
CLP Telecommunications Limited 中電數碼有限公司	10,000,000 shares of HK$10 each	100	-	Hong Kong	Investment Holding

NAME	ISSUED SHARE CAPITAL	PERCENTAGE OF ISSUED CAPITAL HELD DIRECT	INDIRECT	COUNTRY OF INCORPORATION/ OPERATION	PRINCIPAL ACTIVITY
CLP Treasury Services Limited (formerly known as Belleterre Holdings Limited)	50,000 shares of US$1 each	100	-	British Virgin Islands/ International	Investment Holding
Concerto Properties Limited	1 share of US$1	-	100	British Virgin Islands/ Hong Kong	Investment Holding
DataMetro Limited	1,000,000 shares of HK$1 each	-	100	Hong Kong	Data Services Provider
East China Power Investment Company Limited 華東電力投資有限公司	2 shares of HK$1 each	-	100	Hong Kong	Dormant
Great Concept Resources Limited	1 share of US$1	-	100	British Virgin Islands/ Hong Kong	Investment Holding
Great East (Asia) Limited 東大(亞洲)有限公司	2 shares of HK$1 each	100	-	Hong Kong	Debenture Holding
Hong Kong Nuclear Investment Company Limited (香港核電投資有限公司)	300,000 shares of HK$1,000 each	100	-	Hong Kong/ Chinese mainland	Investment Holding
Hydro-electric Power Holding Limited	100,000 shares of US$1 each	-	83	British Virgin Islands/ Chinese mainland	Investment Holding
Kar Ha Development Company Limited (嘉廈地產有限公司)	10,000 shares of HK$1 each	-	100	Hong Kong	Property Holding
Kar Ho Development Company Limited (嘉賀地產有限公司)	10,000 shares of HK$1 each	-	100	Hong Kong	Property Development
Laneworth Company Limited	10,000 shares of HK$1 each	-	100	Hong Kong	Property Development
Malconna Company Limited	2 shares of HK$1.00 each	-	100	Hong Kong/ International	Investment Holding
Mangalore Power Company	1,576,800 shares of Rs100 each	-	100	India	Investment Holding
Mezzco Pty Limited	2 shares of AUD2 each	-	73.6	Australia	Investment Holding
Precious Billion Limited	1 share of US$1	-	83	British Virgin Islands/ Chinese mainland	Investment Holding

NAME	ISSUED SHARE CAPITAL	PERCENTAGE OF ISSUED CAPITAL HELD DIRECT	INDIRECT	COUNTRY OF INCORPORATION/ OPERATION	PRINCIPAL ACTIVITY
Precious Luck Limited	1 share of US$1	-	83	British Virgin Islands/ Chinese mainland	Investment Holding
Resource Enterprises Limited	1 share of US$1	-	100	British Virgin Islands/ Hong Kong	Investment Holding
Rosejay Company Limited	10,000 shares of HK$1 each	-	100	Hong Kong	Property Holding
South China Power Investment Company, Limited 華南電力投資有限公司	2 shares of HK$1 each	-	100	Hong Kong	Dormant
Stethart Company Limited	10,000 shares of HK$1 each	-	100	Hong Kong	Property Holding
Stetrank Company Limited	10,000 shares of HK$1 each	-	100	Hong Kong	Property Holding
Titwood Company Limited	10,000 shares of HK$1 each	-	100	Hong Kong	Property Development
Titworth Company Limited	10,000 shares of HK$1 each	-	100	Hong Kong	Property Development
Waystar Holdings Limited	1 share of US$1	-	100	British Virgin Islands/ Hong Kong	Investment Holding
West China Power Investment Company Limited 華西電力投資有限公司	2 shares of HK$1 each	-	100	Hong Kong	Dormant
Yallourn Energy Pty Limited	15 shares of AUD1 each	-	73.6	Australia	Generation and Supply of Electricity

Certified true and correct copy

For and on behalf of
CLP Holdings Limited
中電控股有限公司



Peter W. Greenwood
Director & Company Secretary

The Directors have pleasure in submitting their Report together with the audited Accounts for the year ended 31 December 2001.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding and the principal activities of the subsidiaries are the generation and supply of electricity. Particulars of the Company's principal subsidiary companies are shown under Note 16 to the Accounts.

CONSOLIDATED ACCOUNTS

The consolidated Accounts incorporate the Accounts of the Group together with the Group's interests in jointly controlled entities and associated company. Details of the jointly controlled entities and associated company are provided under Notes 17 and 18 to the Accounts.

EARNINGS AND FINAL DIVIDEND

	HK$M	HK$M
Group earnings for the year	7,257	
Less: Interim dividends (HK$1.05 per share) paid	(2,605)	
Balance after interim dividends		4,652
The Directors recommend that this balance be dealt with as follows:		
Final dividend (HK$0.44 per share)		1,059
Special final dividend (HK$0.61 per share)		1,469
Retained earnings for the year		2,124
		4,652

Subject to approval of the Directors' recommendation by shareholders at the Annual General Meeting to be held on 25 April 2002, the final dividend and special final dividend will be paid on 26 April 2002.

PERFORMANCE

A discussion and analysis of the Group's performance during the year and the material factors underlying its results and financial position are provided in the Management's Discussion and Analysis on pages 30 to 55 of this Annual Report.

SHARE CAPITAL

Details of movements in the share capital of the Company during the year are set out in Note 23 to the Accounts.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

During the year, the Company repurchased a total of 75,986,000 shares of HK$5.00 each of the Company on The Stock Exchange of Hong Kong Limited at an aggregate price of HK$2,273 million. Details of the repurchases are set out in Note 23 to the Accounts. All the shares repurchased up to 31 December 2001 have been cancelled. The repurchases were effected by the Directors for the enhancement of long-term shareholder value.

Save as disclosed above, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed shares during the year.

RESERVES

Distributable reserves of the Company amounted to HK$4,258 million as at 31 December 2001 (2000: HK$4,203 million). Movements in the reserves of the Company and the Group during the year are set out in the Statement of Changes in Equity on pages 68 and 69 of this Annual Report.

FIXED ASSETS

Additions to the fixed assets of the Group for the year totalled HK$4,653 million (2000: HK$3,402 million), comprising principally transmission and distribution equipment, land and buildings.

Additions to the fixed assets of the jointly controlled generating companies incorporated in Hong Kong totalled HK$604 million for the year.

Details of movements in the fixed assets of the Group are shown under Note 15 to the Accounts.

BANK OVERDRAFTS, BANK LOANS AND OTHER BORROWINGS

The total borrowings of the Group as at 31 December 2001 amounted to HK$5,567 million (2000: HK$2,578 million). Particulars of borrowings including bank overdrafts and bank loans are set out in Note 24 to the Accounts.

FINANCIAL ASSISTANCE AND GUARANTEES TO AFFILIATED COMPANIES

The financial assistance given to affiliated companies and guarantees given for facilities granted to affiliated companies have in aggregate exceeded 25% of the Group's net assets as at 31 December 2001. Pursuant to Practice Note 19 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Listing Rules), consent has been obtained from The Stock Exchange of Hong Kong that the Company can include a statement of the indebtedness, contingent liabilities and capital commitments of the affiliated companies as at 31 December 2001 in place of a proforma combined balance sheet of the affiliated companies in this Annual Report.

Details of the statement of indebtedness, capital commitments and contingent liabilities are shown under Note 30 to the Accounts.

FINANCE COSTS CAPITALISED

Finance costs amounting to HK$134 million (2000: HK$70 million) were capitalised by the Group during the year as set out in Note 4 to the Accounts.

DONATIONS

Donations by the Group for charitable and other purposes amounted to HK$1,588,000 (2000: HK$723,000).

TEN-YEAR SUMMARY

A summary of the results for the year and of the assets and liabilities of the Group as at 31 December 2001 and for the previous nine financial years are set out on pages 104 and 105 of this Annual Report.

DIRECTORS

With the exception of Mr. Paul M. L. Kan, Mr. Peter W. Greenwood and Mr. Michael Price, who were appointed as Directors of the Company on 7 September 2001, the Directors of the Company, whose names appear on page 15 of this Annual Report, were Directors for the whole year. Their biographical details as at the date of this Report are set out on the same page. Details of Directors' remuneration are provided under Note 6 to the Accounts.

Mr. Michael Price has resigned as an Executive Director of the Company to take effect from 1 April 2002, after 24 years of service to the Group.

Mr. Paul M. L. Kan and Mr. Peter W. Greenwood being new Directors appointed by the Board, retire at the forthcoming Annual General Meeting in accordance with Article 109 of the Company's Articles of Association and, being eligible, offer themselves for re-election.

Apart from the Group Managing Director and Executive Directors, all the Directors are subject to retirement by rotation and re-election at the Annual General Meeting. In accordance with Article 103 of the Company's Articles of Association, The Hon. Sir S. Y. Chung, The Hon. Michael D. Kadoorie, Mr. W. E. Mocatta and Mr. J. A. H. Leigh retire by rotation and, being eligible, offer themselves for re-election.

None of the Directors offering themselves for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation.

ALTERNATE DIRECTORS

The Alternate Directors in office during the year ended 31 December 2001 were as follows:

Mr. J. S. Dickson Leach, alternate to The Hon. Michael D. Kadoorie	}	
Mr. W. E. Mocatta, alternate to Mr. J. S. Dickson Leach	}	
Mr. J. A. H. Leigh, alternate to Mr. R. Bischof	}	(for the year)
Mr. Peter W. Greenwood, alternate to Mr. J. A. H. Leigh	}	
Mr. I. D. Boyce, alternate to Mr. R. J. McAulay	}	
Mr. I. D. Boyce, alternate to Mr. W. E. Mocatta	}	(appointed on 26 February 2001)
Ms. L. J. Ryerkerk, alternate to Mr. S. F. Goldmann	}	(appointed on 1 April 2001)
Mr. J. A. H. Leigh, alternate to Mr. W. E. Mocatta	}	(resigned on 26 February 2001)

DIRECTORS' INTERESTS

The interests of Directors in the shares of the Company as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance (SDI Ordinance) as at 31 December 2001 were as follows:

	No. of Ordinary Shares Held				
Directors	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total Interests**
The Hon. Michael D. Kadoorie	–	1,243	–	472,423,717 Notes (1) & (2)	472,424,960
J. S. Dickson Leach	3,436	–	–	–	3,436
R. J. McAulay	13,141	–	–	439,787,424 Notes (1) & (3)	439,800,565
W. E. Mocatta	–	100,000	–	–	100,000
The Hon. Sir S. Y. Chung	393,789	–	–	–	393,789
William K. Fung	120,000	–	–	–	120,000
R. Bischof	25,000	–	–	–	25,000
Andrew Brandler	60,600	–	–	–	60,600
Peter P. W. Tse	20,600	–	–	–	20,600
Peter W. Greenwood	5,600	–	–	–	5,600
Michael Price	600	720	–	–	1,320

Notes:

(1) 233,379,505 shares were held by discretionary trusts, of which The Hon. Michael D. Kadoorie and Mr. R. J. McAulay are two of the beneficiaries.

(2) 239,044,212 shares were held by discretionary trusts, of which The Hon. Michael D. Kadoorie is a beneficiary.

(3) 206,407,919 shares were held by discretionary trusts, of which Mr. R. J. McAulay, his wife and members of his family are beneficiaries.

Mr. S. F. Goldmann had disclosed personal interests in 2,400 American Depositary Receipts for CLP Holdings shares as at 31 December 2001.

In recognition of the Group employees' efforts and contribution to the success of CLP in the past 100 years, a one-off Employee Share Award was made on 2 April 2001, whereby, following purchase by an employees' trust, 500 shares of CLP Holdings were granted to every eligible employee of the Group at no cost to such employees. Mr. Andrew Brandler, Mr. Peter P. W. Tse, Mr. Peter W. Greenwood and Mr. Michael Price, as eligible employees, received the same Employee Share Award.

Save as disclosed above, at no time during the year was the Company or any of its subsidiary companies a party to any arrangement to enable any Director of the Company or the spouse or children under 18 years of age of any Director to acquire benefits by an acquisition of shares in the Company or any other body corporate.

No contracts of significance, in relation to the Company's business, to which the Company and any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at 31 December 2001, Bermuda Trust Company Limited had disclosed interests in 682,978,836 ordinary shares of the Company as recorded in the register maintained by the Company under Section 16(1) of the SDI Ordinance.

The interests of Bermuda Trust Company Limited in the Company are duplicated by the interests in the shares of the Company held by discretionary trusts as disclosed above by the Directors.

SENIOR MANAGEMENT

The biographical details of the Senior Management as at the date of this Report are set out on page 21 of this Annual Report. Details of the remuneration of the Senior Management are provided under Note 7 to the Accounts.

MAJOR CUSTOMERS AND SUPPLIERS

Purchases from the Group's five largest suppliers together accounted for 94.97% of the Group's total purchases during the year. Three of the five suppliers are jointly controlled entities of the Group.

Castle Peak Power Company Limited is the largest supplier (60.73%) of which Mr. S. F. Goldmann, Ms. L. J. Ryerkerk, Mr. W. E. Mocatta, Mr. Andrew Brandler and Mr. Michael Price are Directors and Mr. J. S. Dickson Leach and Mr. Peter W. Greenwood are Alternate Directors.

The third largest supplier to the Group is Guangdong Nuclear Power Joint Venture Company, Limited (11.08%) of which Mr. W. E. Mocatta, Mr. Andrew Brandler, Mr. Peter P. W. Tse and Mr. Michael Price are Directors and Mr. J. S. Dickson Leach is an Alternate Director.

The fourth largest supplier to the Group is Hong Kong Pumped Storage Development Company, Limited (2.62%) of which Mr. S. F. Goldmann, Ms. L. J. Ryerkerk, Mr. W. E. Mocatta, Mr. Andrew Brandler and Mr. Michael Price are Directors and Mr. J. S. Dickson Leach is an Alternate Director.

Sales to the Group's five largest customers together represented less than 30% of the Group's total turnover during the year.

RELATED PARTY TRANSACTIONS

Details of the significant related party transactions undertaken in the normal course of business are provided under Note 29 to the Accounts. None of these related party transactions constitutes a discloseable connected transaction as defined under the Listing Rules.

STANDARD ACCOUNTING PRACTICES

The Company does not comply with Statement of Standard Accounting Practice No. 12 "Accounting for Deferred Tax" issued by the Hong Kong Society of Accountants. The reason for the departure from Standard Accounting Practice is described under Note 1(B) of the Notes to the Accounts.

CORPORATE GOVERNANCE

The Accounts for the year have been reviewed by the Audit Committee of the Board, which has a majority of its members appointed from the Independent Non-executive Directors.

The Company has complied with the Code of Best Practice contained in Appendix 14 of the Listing Rules throughout the year. Further details on the subject of corporate governance and a summary of the terms of reference of each of the Committees appointed by the Board are set out on pages 16 to 20 of this Annual Report.

AUDITORS

The Accounts for the year have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for reappointment at the Annual General Meeting of the Company.

By Order of the Board

The Hon. Michael D. Kadoorie
Chairman

Hong Kong, 25 February 2002

Certified true and correct copy

For and on behalf of
CLP Holdings Limited
中電控股有限公司


Peter W. Greenwood
Director & Company Secretary

REPORT OF THE AUDITORS TO THE MEMBERS OF CLP HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 64 to 101. These accounts have been prepared in accordance with the accounting policies set out on pages 70 to 74, including the modification to accounting principles generally accepted in Hong Kong as set out in Note 1(B).

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, on the basis of the accounting policies set out on pages 70 to 74, the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Certified true and correct copy

For and on behalf of
CLP Holdings Limited
中電控股有限公司



Peter W. Greenwood
Director & Company Secretary

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 25 February 2002

Balance Sheet

at 31 December 2001

	Note	2001 HK$M	2000 HK$M
CAPITAL EMPLOYED			
Fixed assets		**4**	3
Investments in subsidiary companies	16	**31,041**	29,230
		31,045	29,233
Current assets			
Trade and other receivables	21	**13**	6
Current liabilities			
Bank loans	24	**(960)**	–
Trade and other payables	22	**(36)**	(40)
		(996)	(40)
Net current liabilities		**(983)**	(34)
Total assets less current liabilities		**30,062**	29,199
REPRESENTED BY			
Share capital	23	**12,107**	10,406
Share premium		**11,281**	13,362
Reserves		**4,146**	3,829
Proposed dividends		**2,528**	1,602
Shareholders' funds		**30,062**	29,199

The Hon. Michael D. Kadoorie
Chairman

Andrew Brandler
Group Managing Director

Hong Kong, 25 February 2002

Certified true and correct copy

For and on behalf of
CLP Holdings Limited
中電控股有限公司



Peter W. Greenwood
Director & Company Secretary


CLP HOLDINGS LIMITED 627771
Annual Return (AR1) As at 25 Apr 2002
3 June 2002
Date Signed
Our Ref.:
Signed by
INFOGUARD™
700 M
Certified true and correct copy
For and on behalf of
CLP Holdings Limited
中電控股有限公司
Peter W. Greenwood
Director & Company Secretary